UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Skillz Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.001 per share

(Title of Class of Securities)

Class A common stock: 83067L 109

Class B common stock: Not Applicable

(CUSIP Number)

P.O. Box 445

San Francisco, CA 94104
(415) 762-0511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83067L 109

1		NAME OF REPORTING PERSONS Andrew Paradise
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,048,478 Shares of Class B common stock and 3,572,888 shares of Class A common stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,621,366 Shares of Class B common stock and 0 shares of Class A common stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,048,478 Shares of Class B common stock and 3,572,888 shares of Class A common stock (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% of the Class A common stock and 98.7% of the Class B common stock(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
(1)	The number of shares reported as beneficially owned as of December 16, 2020 by the Reporting Person were acquired in connection with the Business Combination (defined below) and include (i) 75,596,878 shares of Class B common stock, (ii) options to acquire 7,024,488 Class B common stock, (iii) 1,407,256 shares Class B common stock held in escrow pursuant to the Earnout Escrow Agreement (as defined below) that the Reporting Person has voting control over and a pecuniary interest in, and (iv) 3,572,888 shares of Class A Common Stock and 19,856 shares of Class B Common Stock held in escrow pursuant to the terms of the Earnout Escrow Agreement (as defined below), that the Reporting Person, as representative of the Old Skillz stockholders (defined below), has voting control over, but no pecuniary interest in.
(2)	Calculated based on 291,706,860 shares of Class A common stock and 78,090,663 shares of Class B common stock issued and outstanding as of December 16, 2020 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2020.

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 21, 2020 (the “Original Schedule 13D”), and is filed by the Reporting Person (as hereinafter defined) with respect to the Class A common stock (as hereinafter defined) and Class B common stock (as hereinafter defined) of the Issuer (as hereinafter defined). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

Explanatory Note.  This Amendment No. 1 is made solely to correct a typographical error appearing in footnote 2 of the cover page of the Original Schedule 13D.  Specifically, the date of the Form 8-K reporting the number of issued and outstanding shares of Class A common stock and Class B common stock as of December 16, 2020 is December 21, 2020 and not December 18, 2020.  Except for the foregoing, no new or revised information, transactions or holdings are being reported in this Amendment No. 1.  All other information in the Original Schedule 13D remains the same and this Amendment No. 1 amends and restates the Original Schedule 13D in its entirety reflecting the correction of the typographical error.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common Stock”), and Class B common stock, par value $0.0001 per share (the “Class B common stock”), of Skillz Inc. (the “Issuer”). The principal executive office of the Issuer is located at P.O. Box 445, San Francisco, California 94104-0445.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Andrew Paradise (the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is c/o Skillz Inc., P.O. Box 445, San Francisco, California 9401-0445.

(c) Andrew Paradise is currently the Chief Executive Officer and a member of the Board of Directors (the “Board”) of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of the Reporting Person, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See responses to Item 6 on the cover page.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class B common stock reported herein as being beneficially owned by the Reporting Person were issued to the Reporting Person following the completion of the business combination (the “Business Combination”) on December 16, 2020 (the “Closing”) as contemplated by that certain merger agreement, dated September 1, 2020, by and among Flying Eagle Acquisition Corp., a Delaware corporation (“FEAC”), FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC (“Merger Sub”), Skillz Inc. (“Old Skillz”), and Reporting Person, solely in his capacity as representative of the stockholders of Skillz Inc. (the “Merger Agreement”) whereby Merger Sub merged with and into Old Skillz, with Old Skillz surviving the merger as a wholly owned subsidiary of FEAC. Contemporaneously with the closing of the Business Combination, FEAC was renamed “Skillz Inc.”

At the effective time of the Business Combination, stock consideration was issued to (i) the then current holders of stock in Old Skillz (other than the Reporting Person and a trust for the benefit of his family members) in the form of Class A common stock of Issuer and (ii) Reporting Person and his controlled affiliates in the form of Class B common stock of the Issuer.

On December 16, 2020 (the “Closing Date”), in connection with consummation of the Business Combination, the Issuer, the Reporting Person in his capacity as the representative of the stockholders of Old Skillz, Eagle Equity Partners II LLC (the “Sponsor”), and Continental Stock Transfer & Trust Company, as escrow agent, entered into an escrow agreement (the “Earnout Escrow Agreement”) pursuant to which the Sponsor delivered 10,000,000 of its shares of FEAC Class B common stock into escrow that are subject to forfeiture if certain earn-out conditions described more fully in the Merger Agreement are not satisfied. If the earnout conditions are fully satisfied, 5,000,000 of such shares will be released to the Sponsor in the form of shares of Class A common stock of New Skillz, and the other 5,000,000 shares will be released to the Old Skillz stockholders who received shares of New Skillz common stock as a result of the Business Combination in the form of shares of Class A common stock of New Skillz (other than the Founder and a trust for the benefit of his family members), who will receive shares of Class B common stock of New Skillz), in each case as further described in the Merger Agreement. The Reporting Person, as representative of the Old Skillz stockholders, has voting control over, but no pecuniary interest in, the Class A common stock held in escrow. The Reporting Person has a right to 1,407,256 shares of Class B common stock held in escrow as to which the Reporting Person has voting control, as a representative of the Old Skillz stockholders, and a pecuniary interest in as a result of his ownership of shares of Old Skillz common stock.

Item 4.	Purpose of the Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Class A common stock and Class B common stock beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.

Reporting Person serves as the Chief Executive Officer and a member of the Board of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer

(a) See responses to Item 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) The Reporting Person was involved in the Business Combination as the founder and Chief Executive Officer of Old Skillz. Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Class A common stock and Class B common stock during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock and the Class B common stock of the issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Person has entered into a power of attorney, attached here to as Exhibit 99.1. The Reporting Person is a party to the Merger Agreement, the Eighth Amended and Restated Investors’ Rights Agreement, dated as of September 1, 2020, by and among FEAC, Old Skillz, and the persons signatory thereto as set forth on the signature page thereto (the “Investors’ Rights Agreement”) pursuant to which the Issuer will be required to register for resale the securities held by the stockholder party thereto and which restricts the ability of the stockholders of Issuer thereto from transferring its shares in the Issuer for a period of two years following the closing of the Business Combination, subject to certain permitted transfers.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 23, 2020

Andrew Paradise

By:	/s/ Charlotte Edelman, Attorney-in-Fact
Name: Andrew Paradise